UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].**

For the year ended December 31, 2000

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].**

For the transition period from _____ to _____.

Commission File No. 33-55629

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

ANNTAYLOR, INC. SAVINGS PLAN

B.   Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANNTAYLOR STORES CORPORATION
(Exact name of registrant as specified in its charter)

142 West 57th Street, New York, NY   **10019**
(Address of principal executive offices)   (Zip Code)

(212) 541-3300
(Registrant's telephone number, including area code)

ANNTAYLOR, INC. SAVINGS PLAN

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits, December 31, 2000 and 1999 2
Statements of Changes in Net Assets Available for Benefits for the Years Ended
  December 31, 2000 and 1999. 3
Notes to Financial Statements...4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Line 4i - Schedule of Assets Held at End of Year
  December 31, 2000 9

INDEPENDENT AUDITORS' REPORT

AnnTaylor, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the AnnTaylor, Inc. Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic 2000 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2000 financial statements taken as a whole.

DELOITTE & TOUCHE LLP

New York, New York
June 15, 2001

ANNTAYLOR, INC. SAVINGS PLAN

**STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS, DECEMBER 31, 2000 AND 1999**

	2000	**1999**
Investments at fair value:		
Mutual funds	$ 14,565,832	$13,846,717
Money market funds	3,013,836	2,608,914
AnnTaylor Stores Corporation Common Stock .	792,688	818,653
Loans to Participants	542,596	424,849
Total investments...	18,914,952	17,699,133
Receivables:		
Employer contributions	58,731	42,412
Employee contributions....................................	362,704	263,288
Loans to participants..	19,073	26,090
Total receivables...	440,508	331,790
Cash:	5,519	---
Net assets available for benefits................................	$19,360,979	$18,030,923

See notes to financial statements.

ANNTAYLOR, INC. SAVINGS PLAN

**STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS FOR THE YEARS
ENDED DECEMBER 31, 2000 AND 1999**

	2000	1999
ADDITIONS TO NET ASSETS ATTRIBUTED TO INVESTMENT ACTIVITIES:		
Dividend income	$ 1,492,864	$ 923,192
Net appreciation in fair value of investments	---	1,944,311
Total additions attributed to investment activities	1,492,864	2,867,503
ADDITIONS TO NET ASSETS ATTRIBUTED TO CONTRIBUTION ACTIVITIES:		
Employer contributions	793,829	696,326
Employee contributions	3,603,792	3,208,601
Rollover contributions	636,835	498,051
Total additions attributed to contribution activities	5,034,456	4,402,978
Loan repayments - interests	25,630	45,463
Total additions	6,552,950	7,315,944
DEDUCTIONS FROM NET ASSETS:		
Net depreciation in fair value of investments	2,984,442	---
Benefits paid to participants	2,238,452	2,522,668
Total deductions	5,222,894	2,522,668
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,330,056	4,793,276
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	18,030,923	13,237,647
End of year	$19,360,979	$18,030,923

See notes to financial statements.

ANNTAYLOR, INC. SAVINGS PLAN

1. **PLAN DESCRIPTION**

   The following description of the AnnTaylor, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description, which is available from the Plan administrator, for a more complete description of the Plan's provisions.

   General

   The Plan is a contributory, defined contribution plan established by AnnTaylor, Inc. (the "Company") as of July 1, 1989. The Plan covers all employees of the Company who have completed a twelve consecutive month period of employment consisting of at least 1,000 hours of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   Contributions

   Historically, the Company has contributed to the Plan 50% of the Participant's pre-tax contributions, or after-tax contributions, or both, subject to an overall maximum Company matching contribution of 1.5% of the participant's compensation.

   Participants may make pre-tax contributions in an amount not less than 1% or more than 10% of their compensation for each pay period. Participants' aggregate pre-tax contributions may not exceed $10,500 in 2000 and $10,000 in 1999. A participant may elect to make after-tax contributions in an amount not to exceed 10% of their compensation when combined with pre-tax contributions. Total employee contributions are subject to limitations imposed by the Internal Revenue Service. All employee contributions are remitted to the trustee and invested together with Company contributions. For the Plan years ended December 31, 2000 and 1999, all contributions to the Plan by or on behalf of a participant were invested in one or all of the following Investment Funds, or such other Investment Funds which the administrative committee of the Plan may have from time to time specified:

   (a) Fund A is the American Express Trust Income Fund II, a stable capital fund, the prospectus for which indicates that the funds are invested in insurance investment contracts and stable value contracts of varying maturity, size, and yield. The Fund's objective is to preserve principal and interest while maximizing current income.

   (b) Fund B is the AXP Mutual Fund (Y), a balanced fund, the prospectus for which indicates that the funds are invested in a portfolio of common stocks and senior securities (preferred stocks and bonds). The Fund's objective is to provide shareholders with a balance of growth of capital and current income.

   (c) Fund C is the AXP Blue Chip Advantage Fund, a diversified mutual fund, the prospectus for which indicates that the funds are invested in U.S. and foreign stocks that are included in the market index (currently the S&P 500). The Fund's objective is to provide shareholders with a long-term return exceeding that of the U.S. stock market.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. **PLAN DESCRIPTION (continued)**

   Contributions (continued)

   (d) Fund D is the AXP New Dimension Fund, a growth fund, the prospectus for which indicates that the funds are invested in U.S. and foreign companies showing the potential for significant growth. The objective of the fund is to provide shareholders with long-term growth of capital.

   (e) Fund E is the AIM Constellation Fund, an aggressive growth fund, the prospectus for which indicates that the funds are primarily invested in common stocks, with the emphasis on medium-sized and smaller emerging growth companies. The objective of the fund is to seek capital appreciation and increase shareholders' capital.

   (f) Fund F is the Templeton Foreign Fund, a foreign stock fund, the prospectus for which indicates that the funds are invested in stocks and debt obligations of companies and governments outside of the U.S. The objective of the fund is to seek long-term capital growth.

   (g) Fund G is the AnnTaylor Stock Fund, which invests in shares of AnnTaylor Stores Corporation common stock.

   (h) Fund H is the RS Emerging Growth Fund, a diversified mutual fund that seeks to achieve appreciation by investing in a diversified portfolio of equity securities that have the potential for rapid growth.

   (i) Fund I is the American Express Trust Equity Index Fund II, a diversified mutual fund that is invested primarily in common stocks. The Fund's goal is to achieve a rate of return as close as possible to the rate of return of the S&P 500 Index.

   Participant Accounts

   Each participant's account is credited with (a) the participant's contributions, (b) the Company's matching contributions, and (c) an allocable share of Plan earnings. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the vested balance in their account.

   Loans to Participants

   Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from one to five years. The loans are secured by 50% of the balance in the participant's account and bear interest at a rate as determined by the Plan's Administrative Committee based on the prevailing Prime Rate at the time of the loan.

1. **PLAN DESCRIPTION (continued)**

   Vesting

   The Plan provides that participants have no vested interest in Company contributions or Plan earnings thereon credited to their accounts until they have three years of service, at which time they are 50% vested. Vesting increases by 25% per year up to 100% after five years of service. The Plan provides 100% vesting of a participant's account balance upon their retirement, death or disability.

   Participants are fully vested at all times with respect to employee contributions and earnings thereon.

   Payment of Benefits

   Participants or their beneficiaries are entitled to receive their entire account balance, in accordance with the vesting provisions of the Plan, upon retirement, death, disability or employment termination. All distributions are lump sum payments. Participants whose account balances are in excess of $5,000 may elect deferred payment.

   Forfeitures

   Amounts forfeited by participants shall be used to reduce future Company contributions.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   The significant accounting policies followed by the Plan are detailed below:

   - The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

   - Investments are reported at fair value which, for investments traded publicly including mutual funds, is based on published market prices.

   - Interest on investments is recorded as earned.

   - Dividend income is recorded on ex-dividend dates.

   - Security transactions are recorded as of the trade date.

   - Benefits paid to participants are recorded upon distribution.

   - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reported period. Actual results could differ from these estimates.

   - Certain 1999 amounts have been reclassed to conform to the 2000 presentation.

ANNTAYLOR, INC. SAVINGS PLAN

3. **INVESTMENTS**

American Express Trust, the Plan Trustee for the years ended December 31, 2000 and 1999, invested all employee and Company contributions, as well as earnings thereon, pursuant to the terms of the Plan. The Plan Trustee has custody of all assets in the funds.

Investments that represent 5% or more of the Plan's net assets are identified by an asterisk ("*").

	December 31,	
	2000	**1999**
Investments at fair value as determined by Quoted Market Prices:		
Mutual funds:		
AXP Mutual Fund (Y)	$ 1,736,941*	$ 1,822,896*
AIM Constellation Fund	1,471,037*	1,129,430*
AXP Blue Chip Advantage Fund	2,358,093*	2,078,269*
AXP New Dimension Fund	8,038,341*	8,183,418*
Templeton Foreign Fund	769,090	632,704
RS Emerging Growth Fund	192,330	---
Total Mutual funds	14,565,832	13,846,717
Money Market fund:		
American Express Trust Income Fund II	2,957,899*	2,608,914*
American Express Trust Equity Index Fund II	55,937	---
Total Money Market funds	3,013,836	2,608,914
AnnTaylor Stock Fund	792,688	818,653
Loans to participants	542,596	424,849
Total Investments	$ 18,914,952	$ 17,699,133

During 2000 and 1999 the Plan's investments, including investments bought and sold, as well as held during each year, (depreciated)/appreciated in fair value as follows:

	2000	**1999**
American Express Trust Income Fund II	$ 158,520	$ 135,800
AXP Mutual Fund (Y)	(253,880)	(49,179)
AIM Constellation Fund	(502,104)	248,238
AXP Blue Chip Advantage Fund Y	(529,277)	116,298
AXP New Dimension Fund Y	(1,611,344)	1,478,571
Templeton Foreign Fund	(45,580)	123,809
AnnTaylor Common Stock Fund	(136,110)	(109,226)
American Express Trust Equity Index Fund II	(4,871)	---
RS Emerging Growth Fund	(59,796)	---
Net (depreciation)/appreciation in fair value of investments	$ (2,984,442)	$ 1,944,311

During 2000 and 1999, participants had the option to invest in the American Express Trust Income Fund II. This fund invests in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. Plan assets invested in this fund are recorded at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. The average yield was approximately 6.0% during 2000 and 1999. The crediting interest rate was approximately 6.0% at December 31, 2000 and 1999. Generally, the fair value of Plan assets invested approximates contract value. The contract value was $2,957,899 and $2,608,914 for the years ended December 31, 2000 and 1999, respectively. According to the Trustee, the fair value of the funds' assets approximated contract value for the years ended December 31, 2000 and 1999.

4. PRIORITIES UPON TERMINATION OF THE PLAN

The Company expects and intends to continue the Plan indefinitely, but reserves the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan. In the event of termination, participants will become 100% vested in their accounts.

5. ADMINISTRATIVE COSTS

Professional and administrative fees and other expenses of the Plan are paid by the Company. Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan. The Company, at any time, may elect to have all such expenses paid by the Plan.

6. TAX STATUS

The Plan obtained its latest determination letter on February 4, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. FORFEITURES

During the years ended December 31, 2000 and 1999, forfeitures of $139,222 and $149,607, respectively, were allocated to reduce Company contributions.

8. PARTIES IN INTEREST TRANSACTIONS

During the years ended December 31, 2000 and 1999, there were transactions involving the investment of plan assets in investment funds maintained by the Plan trustees, parties-in-interest as defined in section 3(14) of ERISA.

ANNTAYLOR, INC. SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2000

Party in Interest (a)	(b) Identity of Party	(c) Description of Investment	(e) Current Value
Yes	American Express Trust Income Fund II	143,807 shares	$2,957,899
Yes	AXP Mutual Fund (Y)	157,760 shares	1,736,941
No	AIM Constellation Fund	50,848 shares	1,471,037
Yes	AXP Blue Chip Advantage Fund	241,114 shares	2,358,093
Yes	AXP New Dimension Fund	276,612 shares	8,038,341
No	Templeton Foreign Fund	74,380 shares	769,090
Yes	AnnTaylor Stores Corporation Common Stock	64,598 units	792,688
Yes	RS Emerging Growth Fund	4,370 shares	192,330
Yes	American Express Trust Equity Index Fund II	1,545 shares	55,937
Yes	Loans to Participants	132 loans between 8.75% and 10.5% interest rates	542,596
			$18,914,952

Employer Identification Number: 51-0297083
Plan Number: 001

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

AnnTaylor, Inc. Savings Plan

By: /s/ James M. Smith
      James M. Smith
Senior Vice President - Chief
Financial Officer and Treasurer,
AnnTaylor, Inc.

June 28, 2001

EXHIBIT INDEX

Exhibit No.		Page No.
23	Consent of Deloitte & Touche LLP	13

Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 33-31505 on Form S-8, No. 33-50688 on Form S-8, No. 33-54387 on Form S-8, No. 33-52389 on Form S-8, No. 33-55629 on Form S-8, No. 333-32977 on Form S-8, No. 333-37145 on Form S-8, No. 333-79921 on Form S-8, No. 333-86955 on Form S-3, No. 333-53502 on Form S-8, and No. 333-38174 on Form S-8 of our report dated June 15, 2001, appearing in this Annual Report on Form 11-K of AnnTaylor, Inc. Savings Plan for the year ended December 31, 2000.

DELOITTE & TOUCHE LLP

New York, New York
June 27, 2001